April 9, 2013

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Attention: Russell Mancuso, Jay Mumford and Daniel Morris

Re:	InspireMD, Inc. Registration Statement on Form S-1 File No. 333-184066

Ladies and Gentlemen:

At the request of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), we are providing an analysis as to why InspireMD, Inc. (the “Company”) believes that its prior actions, which may have resulted in a violation of Section 5 of the Securities Act of 1933, as amended (“Section 5”), do not constitute a material risk to the Company. Specifically, as previously discussed with the Staff, the Company’s decision to offer investors Series A Convertible Preferred Stock (the “Preferred Stock”) as part of the Company’s amended registration statement filed on March 22, 2013, followed certain communications between the Company, its agents and certain investors. Since these communications occurred prior to the filing of the Company’s amended registration statement on Form S-1 on March 22, 2013 that first registered the Preferred Stock, these communications may have constituted an offer to sell Preferred Stock in violation of Section 5. The Company has now decided not to sell any shares of Preferred Stock under the registration statement (or privately) and will amend the registration statement in order to remove all mention of the Preferred Stock so that such registration statement only registers the offering and sale of the Company’s common stock. Since the Company is no longer offering shares of Preferred Stock to any investors, the Company does not believe that any claims for violations of Section 5 would constitute a material risk to the Company. Rather, the risk associated with any claims for violations of Section 5 would only be relevant to the extent any shares of Preferred Stock were sold by the Company. Since no shares of Preferred Stock will be sold in this offering and the Company does not believe that any prior offering of Preferred Stock should be integrated with its common stock offering, the Company does not believe that anyone will be in a position to make a claim against the Company for damages due to a violation of Section 5. Therefore, the Company does not believe that there is any need to include any risk factor disclosure relating to claims that the Company violated Section 5 in the Company’s planned amended registration statement.

Please direct any questions or comments concerning this response to the undersigned at (212) 659-4974.

Very truly yours,

/s/ Rick A. Werner
Rick A. Werner, Esq.

cc:	Alan Milinazzo, InspireMD, Inc.